# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0001868088
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Silver Lake West HoldCo II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Silver Lake West VoteCo, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Egon Durban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Comment:
This Amendment No. 3 ("Amendment No. 3") is being filed by Silver Lake West HoldCo, L.P., Silver Lake West HoldCo II, L.P., Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons"), and amends the Schedule 13D initially filed relating to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer") on February 6, 2025, as amended by Amendment No. 1 filed on February 18, 2025, as amended by Amendment No. 2 filed on February 28, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed to update the Item 6 disclosure regarding the Second Amendment (defined below) and not in connection with the purchase or disposition of Class A Common Stock by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The securities reported in this Schedule 13D are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 12, 2025, January Holdco entered into a second amendment to the Margin Loan Agreement (the "Second Amendment"), increasing the facility size thereunder to $3.0 billion. The remaining $1.925 billion available under the Margin Loan Agreement, after giving effect to the Second Amendment, was drawn on March 12, 2025. No additional securities were pledged as collateral under the Second Amendment. All other material terms of the Margin Loan Agreement as previously reported by the Issuer remain unchanged.

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/12/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/12/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (03/12/2025)
- Egon Durban: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban (03/12/2025)